Exhibit 99.1

SODASTREAM REPORTS SECOND QUARTER FISCAL 2016 RESULTS

AIRPORT CITY, Israel – August 2, 2016 - SodaStream International Ltd. (NASDAQ: SODA), the world’s leading manufacturer of home beverage carbonation systems, announced today its results for the three and six month periods ended June 30, 2016.

For the second quarter ended June 30, 2016 compared to adjusted second quarter 2015 results*:

•	Revenue increased 17.2% to $119.2 million compared to $101.7 million in the second quarter of 2015
•	Adjusted EBITDA increased 73.0% to $15.4 million compared to $8.9 million in the second quarter of 2015
•	Net income increased 120.8% to $7.8 million compared to $3.5 million in the second quarter of 2015
•	Diluted earnings per share increased to $0.37 compared to $0.17 in the second quarter of 2015

“There were several highlights from the second quarter that reinforce our confidence in the strategic course we have set for the Company,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our work repositioning the SodaStream brand around sparkling water and effectively communicating the compelling benefits of our home carbonation system helped drive double digit revenue growth in each of our four geographic regions. Importantly, we advanced our position as the world’s largest sparkling water brand with an all-time-record high quarter of 7.5 million gas refills. Our performance also included a sharp acceleration in sparkling water maker sales as our marketing programs aimed at increasing household penetration are resonating with consumers. Importantly, we increased profitability at an even faster pace than revenue driven by gross margin improvements and operating efficiencies gained from the consolidation of our manufacturing and logistics activities into our new state-of-the-art facility in Lehavim. While we are pleased with our recent results, our focus is firmly on the future and the continued successful execution of our long-term growth plans.”

Second Quarter 2016 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	June 30, 2015*	June 30, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$65.1	$74.4	$9.3	14%
The Americas	23.1	26.0	2.9	12%
Asia-Pacific	9.1	13.0	3.9	44%
Central & Eastern Europe, Middle East, Africa	4.4	5.8	1.4	32%
Total	$101.7	$119.2	$17.5	17%

Product Segment Revenue Breakdown	Three Months Ended
	June 30, 2015*	June 30, 2016	Increase (decrease)	Increase (decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$29.7	$39.0	$9.3	31%
Consumables	68.3	78.1	9.8	14%
Other	3.7	2.1	(1.6)	(43)%
Total	$101.7	$119.2	$17.5	17%

*	The comparable second quarter 2015 data and adjusted EBITDA 2016 in pages 1-2 and 7-8 of this document relate to Adjusted non-IFRS measures. See “Non-IFRS Financial measures” in page 3. See also “IFRS to Non-IFRS bridge” in CFO's commentary for explanations of differences between the two periods and relevant adjustments.

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Product Segment Unit Breakdown	Three Months Ended
	June 30, 2015	June 30, 2016	Increase	Increase
	In thousands			%
Sparkling Water Maker Starter Kits	491	637	146	30%
CO2 Refills	6,939	7,541	602	9%
Flavors	5,075	5,970	895	18%

Revenue increased by $17.5 million, or 17.2%, to $119.2 million compared to $101.7 million in the same period in 2015 primarily driven by increased consumer demand for sparkling water makers and consumables mainly in Germany, Canada, Japan, France and South Korea.

Gross margin increased to 50.7% compared to 50.3% for the same period in 2015 mainly due production optimization in the Lehavim plant partially offset by higher portion of sparkling water makers in the products mix.

Sales and marketing expenses were $38.0 million, or 31.9% of revenue, compared to $35.1 million, or 34.5% of the revenue, in the same period in 2015. Advertising and promotion expenses increased by $4.6 million to $18.1 million, or 15.2% of revenue, compared to $13.5 million, or 13.3% of revenue, in the same period in 2015. Other selling expenses decreased by $1.7 million to $19.9 million, or 16.7% of revenue, compared to $21.6 million, or 21.3% of revenue, in the same period in 2015.

General and administrative expenses decreased by $0.5 million to $11.0 million, or 9.2% of revenue, compared to $11.5 million, or 11.3% of revenue in the same period in 2015.

Other expenses were $2.3 million mainly due to impairment of intangible assets of the Italian business-to-business operations.

Operating income increased 101.9% to $9.2 million, or 7.7% of revenue, compared to $4.5 million, or 4.5% of revenue, in the second quarter of 2015.

Currency exchange rates had no material impact in comparison with the same period in 2015.

Net financial expense was $0.2 million compared to $0.6 million in the same period in 2015.

Tax expense was $1.1 million with an effective tax rate of 12.7%, compared to $0.4 million with an effective tax rate of 29.5% in the same period in 2015.

Balance Sheet Review

Cash and cash equivalents at June 30, 2016 increased 18.6% by $6.4 million to $40.9 million compared to $34.5 million at December 31, 2015.

Net cash flow from operating and investing activities was $13.7 million compared to negative cash flow of $0.8 million in the same period in 2015.

Bank debt decreased 34.3% to $24.2 million compared to $36.8 million at December 31, 2015.

Working capital decreased 5.0% to $133.6 million compared to $140.7 million at December 31, 2015. Inventories decreased 7.1% to $104.9 million compared to $113.0 million at December 31, 2015.

Conference Call and Management Commentary

A detailed CFO commentary and a supplemental slide presentation have been furnished as part of today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website, http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (U.S. time) today (Tuesday, August 2, 2016) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

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About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. The products promote health and wellness, are environmentally friendly, cost effective, and are customizable and fun to use. Products are available at more than 70,000 retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains the following non-IFRS measures: Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted earnings per share (“Adjusted diluted EPS”).

Adjusted EBITDA represents earnings before financial expense (income), income tax, depreciation and amortization, and further eliminates the effect of restructuring costs and impairment of other intangible assets. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted earnings per share eliminate the effect of restructuring costs.

The Company believes that the Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income, Adjusted EBITDA and Adjusted diluted EPS, as described above, should be considered in evaluating the Company’s operations. Adjusted revenue, Adjusted gross margin, Adjusted operating income, Adjusted net income and Adjusted diluted EPS exclude restructuring costs and Adjusted EBITDA exclude restructuring costs and impairment of other intangible assets because most of this charge is a non-cash expense and does not reflect the performance of the Company’s underlying business and operations. In addition, Adjusted EBITDA facilitates operating performance comparisons from period to period by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and depreciation charges and amortization of fixed and intangible assets (affecting relative depreciation and amortization expense, respectively).

These measures should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(Unaudited)		(Unaudited)
Revenue	$190,178	$220,037	$99,834	$119,164
Cost of revenue	96,200	108,396	51,307	58,695

Gross profit	93,978	111,641	48,527	60,469

Operating expenses
Sales and marketing	67,579	70,693	35,118	38,022
General and administrative	23,097	21,550	11,456	10,969
Other expenses	–	2,327	–	2,327

Total operating expenses	90,676	94,570	46,574	51,318

Operating income	3,302	17,071	1,953	9,151

Interest expense, net	126	254	92	215
Other financial expense (income), net	(5,202)	850	500	(21)

Total financial expense (income), net	(5,076)	1,104	592	194

Income before income taxes	8,378	15,967	1,361	8,957

Income tax expense	1,371	2,059	401	1,142

Net income for the period	7,007	13,908	960	7,815

Net income per share
Basic	$0.33	$0.66	$0.05	$0.37
Diluted	$0.33	$0.66	$0.05	$0.37

Weighted average number of shares
Basic	21,025	21,118	21,032	21,137
Diluted	21,095	21,198	21,138	21,275

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Consolidated Balance Sheets as of

	December 31,	June 30,
	2015	2016
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$34,534	$40,943
Inventories	112,973	104,932
Trade receivables	76,566	77,072
Other receivables	29,099	26,074
Assets classified as held for sale	–	1,484
Derivative financial instruments	631	938
Total current assets	253,803	251,443

Property, plant and equipment	155,294	163,989
Intangible assets	42,095	39,463
Deferred tax assets	1,106	3,537
Other receivables	431	379
Total non-current assets	198,926	207,368

Total assets	452,729	458,811

Liabilities
Loans and borrowings	11,917	9,150
Trade payables	50,549	49,248
Income tax payable	7,505	7,398
Provisions	2,407	2,153
Other current liabilities	18,118	18,092
Total current liabilities	90,496	86,041

Loans and borrowings	24,905	15,046
Employee benefits	2,152	2,358
Other non-current liabilities	156	179
Deferred tax liabilities	832	792
Total non-current liabilities	28,045	18,375

Total liabilities	118,541	104,416

Shareholders’ equity
Share capital	3,414	3,427
Share premium	205,527	208,714
Translation reserve	(29,993)	(26,894)
Retained earnings	155,240	169,148
Total shareholders’ equity	334,188	354,395

Total liabilities and shareholders’ equity	$452,729	$458,811

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Consolidated Statements of Cash Flows

	For the six months ended		For the three months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Net income for the period	$7,007	$13,908	$960	$7,815

Adjustments:
Depreciation of property, plant and equipment	6,470	6,996	3,456	3,527
Amortization of intangible assets	1,858	1,821	929	914
Impairment of other intangible asset	–	1,830	–	1,830
Restructuring costs	4,533	–	2,220	–
Change in fair value of derivative financial instruments	(3,840)	568	(34)	214
Exchange rate differences on Short-term loans and borrowing	(1,340)	–	(383)	–
Exchange rate differences on long-term loans and borrowing	(3,235)	399	665	(444)
Share based payment	2,431	2,481	1,298	1,119
Interest expense, net	126	254	92	215
Income tax expense	1,371	2,059	401	1,142
	15,381	30,316	9,604	16,332
Decrease in inventories	5,056	8,788	3,572	10,244
Decrease (increase) trade receivables and other current assets	19,223	3,774	(4,635)	(6,958)
Increase (decrease) in trade payables and other liabilities	(22,599)	(1,947)	6,333	3,898
Increase (decrease) in employee benefits	(115)	176	(221)	171
Increase (decrease) in provisions	237	(254)	614	(61)
	17,183	40,853	15,267	23,626
Interest paid	(165)	(293)	(124)	(235)
Income tax received	266	45	16	43
Income tax paid	(3,205)	(4,812)	(1,149)	(678)
Net cash from operating activities	14,079	35,793	14,010	22,756

Cash flows from investing activities
Interest received	39	39	32	20
Proceeds from investment grants	2,252	–	–	–
Proceeds from (payment for) derivative financial instruments, net	1,743	(875)	834	(475)
Acquisition of property, plant and equipment	(28,585)	(15,779)	(14,844)	(8,211)
Acquisition of intangible assets	(1,851)	(964)	(861)	(432)
Net cash used in investing activities	(26,402)	(17,579)	(14,839)	(9,098)
Net cash from (used in) operating and investing activities	(12,323)	18,214	(829)	13,658

Cash flows from financing activities
Proceeds from exercise of employee share options	153	719	143	709
Repayments of long-term loans and borrowings	(12,352)	(10,164)	(1,668)	(7,869)
Change in short-term debt	12,340	(2,861)	(5,090)	–
Net cash from (used in) financing activities	141	(12,306)	(6,615)	(7,160)

Net increase (decrease) in cash and cash equivalents	(12,182)	5,908	(7,444)	6,498
Cash and cash equivalents at the beginning of the period	46,880	34,534	40,563	34,432
Effect of exchange rates fluctuations on cash and cash equivalents	(1,280)	501	299	13

Cash and cash equivalents at the end of the period	$33,418	$40,943	$33,418	$40,943

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Information about revenue in reportable segments

	Western Europe	The Americas	Asia-Pacific	Central & Eastern Europe, Middle East, Africa	Total
	(In thousands)
Six months ended:
June 30, 2015* (Unaudited)	$119,733	45,864	18,043	9,358	$192,998
June 30, 2016 (Unaudited)	137,001	48,863	21,840	12,333	$220,037

Three months ended:
June 30, 2015* (Unaudited)	$65,098	23,069	9,078	4,409	$101,654
June 30, 2016 (Unaudited)	$74,365	25,952	13,034	5,813	$119,164

The following tables present the Company’s revenue, by

product type for the periods presented, as well as such revenue by product type as a percentage of total revenue:

	Six months ended			Three months ended
	June 30,			June 30,
	2015*		2016	2015*	2016
	(Unaudited)			(Unaudited)
	Revenue (in thousands)

Sparkling Water Maker starter kits (including exchange cylinders)	$	** 55,981	$68,627	$29,735	$39,046
Consumables		**130,702	146,076	68,261	78,021
Other		** 6,315	5,334	3,658	2,097
Total		$192,998	$220,037	$101,654	$119,164

**Reclassified

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	Six months ended		Three months ended
	June 30,		June 30,
	2015*	2016	2015	2016
	(Unaudited)		(Unaudited)
	As a percentage of revenue

Sparkling Water Maker starter kits (including exchange cylinders)	29.0%	31.2%	29.3%	32.8%
Consumables	67.7%	66.4%	67.2%	65.5%
Other	3.3%	2.4%	3.5%	1.7%
Total	100.0%	100.0%	100.0%	100.0%

EBITDA
	Six months ended		Three months ended
	June 30,		June 30,
	2015	2016	2015	2016
	(Unaudited)
	(In thousands)

Reconciliation of Net Income to EBITDA
Net income	$7,007	$13,908	$960	$7,815
Financial expenses (income), net	(5,076)	1,104	592	194
Income tax expense (tax benefit)	1,371	2,059	401	1,142
Depreciation and amortization	8,328	8,817	4,385	4,441
EBITDA	$11,630	$25,888	$6,338	$13,592
Restructuring	4,892	–	2,579	–
Impairment of other intangible asset	–	1,830	–	1,830
Adjusted EBITDA	16,522	27,718	8,917	15,422

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